Filed Pursuant to Rule 424(b)(3)

Registration No. 333-258358

PROSPECTUS SUPPLEMENT NO. 6

(To the Prospectus dated August 10, 2021)

Up to 78,155,781 Shares of Common Stock

(Including up to 17,500,000 Shares of Common Stock Issuable Upon Exercise of Warrants)

Up to 6,000,000 Warrants to Purchase Common Stock

This prospectus supplement supplements the prospectus, dated August 10, 2021 (as amended, the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-258358). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 20, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of an aggregate of up to 17,500,000 shares of our common stock, $0.0001 par value per share (the “Common Stock”), which consists of

•

up to 6,000,000 shares of Common Stock that are issuable upon the exercise of 6,000,000 warrants (the “Placement Warrants”) originally issued in a private placement to the initial stockholder of Rodgers Capital, LLC (the “Sponsor”) in connection with the initial public offering of Rodgers Silicon Valley Acquisition Corp. (“RSVAC”) and

•

up to 11,500,000 shares of Common Stock that are issuable upon the exercise of 11,500,000 warrants (the “Public Warrants” and, together with the Placement Warrants, the “Warrants”) originally issued in the initial public offering of RSVAC.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus or their permitted transferees (the “selling securityholders”) of

•	up to 66,655,781 shares of Common Stock consisting of

•	up to 12,500,000 shares of Common Stock issued in a private placement pursuant to subscription agreements (“Subscription Agreements”) entered into on February 22, 2021,

•	up to 6,000,000 shares of Common Stock issuable upon exercise of the Placement Warrants,

•	up to 736,769 shares of Common Stock issuable upon the exercise of stock options,

•	up to 5,750,000 shares of Common Stock issued pursuant to that certain Subscription Agreement, dated September 24, 2020, by and between the Company and Rodgers Capital, LLC, and

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up to 41,669,012 shares of Common Stock issued pursuant to that certain Agreement and Plan of Merger, dated as of February 22, 2021, by and among the Company, RSVAC Merger Sub Inc. and Enovix Operations Inc. (f/k/a Enovix Corporation) and subject to that certain Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), dated July 14, 2021, between us and certain selling securityholders granting such holders registration rights with respect to such shares, and

•	up to 6,000,000 Placement Warrants.

The Common Stock and Public Warrants are listed on The Nasdaq Capital Market (“Nasdaq”) under the symbols “ENVX” and “ENVXW,” respectively. On December 3, 2021, the last reported sales price of Common Stock was $29.65 per share and the last reported sales price of our Warrants was $17.77 per Warrant.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

We are an “emerging growth company” and a “smaller reporting company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements for the Prospectus and future filings. The Prospectus complies with the requirements that apply to an issuer that is an emerging growth company and a smaller reporting company. We are incorporated in Delaware.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 7 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated December 6, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 14, 2021

Enovix Corporation

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39753	85-3174357
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3501 W. Warren Avenue Fremont, California	94538
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (510) 695-2350

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	ENVX	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	ENVXW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers; Compensatory Arrangements of Certain Officers.

Executive Officer Compensation

On October 14, 2021, after consultation with compensation experts, the Compensation Committee of our board of directors (the “Compensation Committee”) approved annual base salaries (effective October 11, 2021) for our executive officers in the amounts set forth in the table below:

Name	Title	Annual Base Salary
Harrold Rust	President and Chief Executive Officer and Director	$480,000
Ashok Lahiri	Chief Technology Officer	$325,000
Cameron Dales	Chief Commercial Officer	$325,000
Steffen Pietzke	Chief Financial Officer	$350,000
Edward J. Hejlek	Chief Legal Officer, General Counsel and Secretary	$325,000

On October 14, 2021, after consultation with compensation experts, the Compensation Committee approved target annual bonuses for fiscal year 2021 for our executive officers, expressed as a percentage of the applicable annual base salary, in the amounts set forth in the table below:

Name	Title	Target Bonus
Harrold Rust	President and Chief Executive Officer and Director	100%
Ashok Lahiri	Chief Technology Officer	60%
Cameron Dales	Chief Commercial Officer	60%
Steffen Pietzke	Chief Financial Officer	60%
Edward J. Hejlek	Chief Legal Officer, General Counsel and Secretary	60%

On October 14, 2021, after consultation with compensation experts, the Compensation Committee approved special bonuses (effective October 11, 2021) for our executive officers in the amounts set forth in the table below based on our achievement of the pre-established performance goal of producing the first battery cells on our automated production line:

Name	Title	Special Bonus
Harrold Rust	President and Chief Executive Officer and Director	$120,000
Ashok Lahiri	Chief Technology Officer	$52,500
Cameron Dales	Chief Commercial Officer	$48,750
Steffen Pietzke	Chief Financial Officer	$48,750
Edward J. Hejlek	Chief Legal Officer, General Counsel and Secretary	$48,750

Director Compensation

On October 20, 2021, after consultation with compensation experts and upon recommendation of the Compensation Committee, our board of directors adopted a non-employee director compensation policy (the “Non-Employee Director Compensation Policy”). This policy is effective as of July 14, 2021 upon the closing of the transactions contemplated by that certain Agreement and Plan of Merger, dated February 22, 2021, by and among Rodgers Silicon Valley Acquisition Corp., RSVAC Merger Sub Inc. and Enovix Corporation. Pursuant to the Non-Employee Director Compensation Policy, Enovix Corporation’s non-employee directors will be eligible to receive the compensation described below.

Annual Cash Retainer

Under the Non-Employee Director Compensation Policy, each of our non-employee directors is entitled to receive the following cash compensation for services on our board of directors and committees thereof, as follows:

Title	Annual Cash Retainer
All Eligible Directors (the “Eligible Director Retainer”):	$45,000
Chairperson of the Board (in addition to Eligible Director Retainer):	$25,000
Lead Independent Director (in addition to Eligible Director Retainer):	$15,000
Chairperson of the Audit Committee:	$15,000
Member of the Audit Committee:	$7,500
Chairperson of the Compensation Committee:	$10,000
Member of the Compensation Committee:	$5,000
Chairperson of the Nominating and Corporate Governance Committee:	$10,000
Member of the Nominating and Corporate Governance Committee:	$5,000

The annual cash compensation amounts are payable in equal quarterly installments, in arrears following the end of each quarter in which the service occurred, pro-rated for any partial quarters. The board members will not receive any additional compensation for attendance at board or committee meetings.

Equity Compensation

On the date hereof, each non-employee director currently serving on our board of directors was granted a restricted stock unit award (“RSU award”) covering the number of shares of our Common Stock equal to (i) $100,000, divided by (ii) the closing sales price per share of our Common Stock on the date of grant (each a “Legacy Director RSU”). 25% of each Legacy Director RSU will be vested as of the date of grant and the remainder will vest in three equal installments on each of December 31, 2021, March 31, 2022 and June 30, 2022, subject to the non-employee director’s continuous service through each applicable vesting date.

Each non-employee director elected or appointed to our board of directors after the date hereof will automatically, upon the date of his or her initial election or appointment as a non-employee director (or, if such date is not a business day, the first business day thereafter), be granted an RSU award covering the number of shares of our Common Stock equal to (i) $275,000 divided by (ii) the closing sales price per share of our Common Stock on the applicable grant date, rounded down to the nearest whole share. Each initial grant will vest in a series of successive equal quarterly installments over the three-year period measured from the applicable grant date, subject to the non-employee director’s continuous service through each applicable vesting date.

At the close of business on the date of each annual meeting of stockholders that occurs following the date hereof, each non-employee director will automatically be granted an RSU award covering the number of shares of our Common Stock equal to (i) $100,000, divided by (ii) the closing sales price per share of our Common Stock on the date of the applicable annual meeting. For a non-employee director who was appointed to our board of directors less than 365 days prior to the applicable annual meeting, the $100,000 will be prorated based on the number of days from the date of appointment until such annual meeting. Each annual grant will vest in a series of successive quarterly installments over the one-year period measured from the applicable grant date, subject to the non-employee director’s continuous service through each applicable vesting date such that each annual grant will be fully vested on the earlier of (i) the date of the following annual meeting of our stockholders (or the date immediately prior to the next annual meeting of our stockholders if the non-employee director’s service as a director ends at such meeting due to the director’s failure to be re-elected or the director not standing for re-election) or (ii) the one year anniversary measured from the date of grant, each subject to continued service as a director through each applicable vesting date.

In the event of a Change of Control (as defined in our 2021 Equity Incentive Plan), any then-outstanding equity awards that were granted pursuant to the Non-Employee Director Compensation Policy will become fully vested immediately prior to the closing of such Change of Control, subject to the non-employee director’s continuous service with us on the closing date of the Change of Control.

All RSU awards shall be issued pursuant to the terms of our 2021 Equity Incentive Plan.

The foregoing description of the Non-Employee Director Compensation Policy is not complete and is subject to and qualified in its entirety by reference to the Non-Employee Director Compensation Policy, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

10.1	Enovix Corporation Non-Employee Director Compensation Policy

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Enovix Corporation

Date: October 20, 2021	By:	/s/ Steffen Pietzke
Steffen Pietzke
Chief Financial Officer

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